CORRESP

NEW WORLD BRANDS, INC.

2019 SW 20 Street

Suite 109

Fort Lauderdale, Florida 33315

Telephone (954) 713-0222

Fax (954) 713-0354

March 28, 2005

Mr. Robert Burnett

Staff Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE:	New World Brands, Inc.
Form 8-K filed March 10, 2005
File No. 33-91432

Dear Mr. Burnett:

In response to your letter dated March 23, 2005, we are simultaneously filing a Form 8-K/A responding to your comments. In addition, the undersigned, on behalf of New World Brands, Inc. (“the Company”) acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing.

3.	The Company may not assert this action as a defense of any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert Burnett

March 28, 2005

We trust the foregoing and the Form 8-K/A are fully responsive to each of the issues raised in your letter dated March 23, 2005. However, should you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Sincerely yours,

/s/ Costas Ataliotis

Costas Ataliotis, Chief Executive Officer